UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934

(Amendment No. 2)

Filed by the Registrant ☐ Filed by a Party other than the Registrant ☒

Check the appropriate box:

☒	Preliminary Proxy Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material Pursuant to §240.14a-12

THE PHOENIX COMPANIES, INC.

(Name of the Registrant as Specified In Its Charter)

OLIVER PRESS PARTNERS, LLC
OLIVER PRESS INVESTORS, LLC
AUGUSTUS K. OLIVER
CLIFFORD PRESS
DAVENPORT PARTNERS, L.P.
JE PARTNERS, L.P.
OLIVER PRESS MASTER FUND, L.P.
JOHN CLINTON

CARL SANTILLO

(Name(s) of Person(s) Filing Proxy Statement, if other than the Registrant)

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PRELIMINARY COPY - SUBJECT TO COMPLETION

OLIVER PRESS PARTNERS, LLC
152 West 57th Street
New York, NY 10019

March [__], 2008

Dear Fellow Stockholder:

          Oliver Press Partners, LLC (“Oliver Press” or “we”) is the beneficial owner of an aggregate of 5,688,206 shares of Common Stock of The Phoenix Companies, Inc. (“Phoenix” or the “Company”), representing just under 5% of the outstanding Common Stock of the Company. For the reasons set forth in the attached Proxy Statement, Oliver Press does not believe that the Board of Directors of the Company is acting in the best interests of its stockholders. We are therefore seeking your support at the annual meeting of stockholders (the “Annual Meeting”) scheduled to be held at the Company’s offices located at One American Row, Hartford, Connecticut 06102, on May 2, 2008, at 10:00 A.M. (local time) for the following:

          (1) the election of directors to Phoenix’s Board of Directors to hold office until the 2011 Annual Meeting of Stockholders of the Company or until their respective successors shall be elected and have qualified;

          (2) to ratify the appointment of PricewaterhouseCoopers LLP to serve as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2008; and

          (3) the consideration of such other business as may properly come before the meeting.

          Through the attached Proxy Statement, we are soliciting proxies to elect not only our three director nominees, but also the candidates who have been nominated by the Company other than Sal H. Alfiero, John E. Haire and Thomas S. Johnson. By soliciting in favor of these Company nominees, stockholders are afforded the ability to vote for the total number of directors up for election at the Annual Meeting. The names, backgrounds and qualifications of the Company’s nominees, and other information about them, can be found in the Company’s proxy statement. There is no assurance that any of the Company’s nominees will serve as directors if our nominees are elected.

          We urge you to consider carefully the information contained in the attached Proxy Statement and then support our efforts by signing, dating and returning the enclosed WHITE proxy card today. The attached Proxy Statement and the enclosed WHITE proxy card are first being furnished to stockholders on or about March [__], 2008.

          You may have received, or will be receiving, a separate proxy solicitation from the Company. For all of the reasons discussed in the materials included with this letter, Oliver Press strongly urges you to REJECT the solicitation made by the Company and NOT sign any Blue proxy card that it sends to you.

          IF YOU HAVE ALREADY RETURNED A BLUE PROXY CARD, YOU HAVE EVERY RIGHT TO CHANGE YOUR VOTES BY SIGNING AND RETURNING A LATER DATED WHITE PROXY CARD.

          It is important that your shares of Phoenix stock be represented and voted at the Annual Meeting. Accordingly, regardless of whether you plan to attend the Annual Meeting in person, please vote your shares of Common Stock on the enclosed WHITE proxy card. If you have any questions or require any assistance with your vote, please contact MacKenzie Partners, Inc., which is assisting us, at their address and toll-free numbers listed on the following page.

Thank you for your support,

Augustus K. Oliver	Clifford Press

If you have any questions, require assistance in voting your WHITE proxy card, or need additional copies of Oliver Press’ proxy materials, please call

MacKenzie Partners, Inc. at the phone numbers listed below.

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
phoenixproxy@mackenziepartners.com

or

CALL TOLL FREE (800) 322-2885

PRELIMINARY COPY - SUBJECT TO COMPLETION

ANNUAL MEETING OF STOCKHOLDERS

OF

THE PHOENIX COMPANIES, INC.

PROXY STATEMENT

OF

OLIVER PRESS PARTNERS, LLC

PLEASE SIGN, DATE AND MAIL THE ENCLOSED WHITE PROXY CARD TODAY

          Oliver Press Partners, LLC, a Delaware limited liability company (“Oliver Press” or “we”), is the beneficial owner of an aggregate of 5,688,206 shares of Common Stock of The Phoenix Companies, Inc. (“Phoenix” or the “Company”), representing just under 5% of the outstanding Common Stock of the Company. We are writing to you in connection with the election of director nominees to the board of directors of Phoenix (the “Phoenix Board”) at the annual meeting of stockholders scheduled to be held at the Company’s offices located at One American Row, Hartford, Connecticut 06102, on May 2, 2008, at 10:00 A.M. (local time), including any adjournments or postponements thereof and any meeting which may be called in lieu thereof (the “Annual Meeting”). This proxy statement (the “Proxy Statement”) and the enclosed WHITE proxy card are first being furnished to stockholders on or about March [__], 2008. This Proxy Statement and the enclosed WHITE proxy card are being furnished to Phoenix’s stockholders by Oliver Press in connection with the solicitation of proxies from Phoenix’s stockholders for the following:

                    (1) the election of Augustus K. Oliver, John Clinton and Carl Santillo (the “Nominees”) to Phoenix’s Board of Directors to hold office until the 2011 Annual Meeting of Stockholders of the Company or until their respective successors shall be elected and have qualified, as well as the election of two of the Company’s nominees as described below;

                    (2) to ratify the appointment of PricewaterhouseCoopers LLP to serve as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2008; and

                    (3) the consideration of such other business as may properly come before the meeting.

          Through the attached Proxy Statement, we are soliciting proxies to elect not only our three director nominees, but also the candidates who have been nominated by the Company other than Sal H. Alfiero, John E. Haire and Thomas S. Johnson. By soliciting in favor of these Company nominees, stockholders who wish to vote for our Nominees are also afforded the ability to vote for five nominees in total.

          Phoenix has set the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting as March 5, 2008 (the “Record Date”). Stockholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting.

          According to Phoenix’s proxy statement, as of the close of business on March 5, 2008, there were 114,381,336 shares of Phoenix’s common stock, par value $0.01 per share (the “Common Stock”), outstanding, each share of Common Stock being entitled to one vote on all matters presented at the Annual Meeting. The principal executive offices of The Phoenix Companies, Inc., a Delaware corporation, are located at One American Row, Hartford, Connecticut 06102.

          Oliver Press, along with all of the other participants in this solicitation as identified in the section entitled “Participants in the Solicitation,” is the beneficial owner of an aggregate of 5,708,206 shares of Common Stock, representing just under 5% of the outstanding shares of Common Stock. The participants in this solicitation intend to vote their shares (i) for the election of the Nominees and for the candidates who have been nominated by the Company other than Sal H. Alfiero, John E. Haire and Thomas S. Johnson, and (ii) for the ratification of the appointment of PricewaterhouseCoopers LLP as described herein.

          Oliver Press requests that stockholders vote by completing, signing, dating and mailing promptly the enclosed WHITE proxy card in the postage-paid envelope provided. Oliver Press urges you not to sign any Blue proxy card sent to you by Phoenix. If you have already done so, you may revoke your previously signed proxy by delivering a written notice of revocation or a later dated WHITE proxy card in the enclosed envelope.

          If your shares are held in the name of a brokerage firm, bank, bank nominee or other institution on the record date, only it can vote such shares and only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute on your behalf the WHITE proxy card as soon as possible.

          Any proxy executed by a holder of Common Stock may be revoked at any time prior to its exercise by filing a written notice of revocation with the Secretary of the Company prior to the Annual Meeting or with the secretary of the Annual Meeting during the Annual Meeting or by submitting a later dated proxy. Attendance at the Annual Meeting will not be sufficient to revoke a proxy unless the stockholder files a written notice of revocation with the secretary of the Annual Meeting.

          Oliver Press has retained MacKenzie Partners, Inc. to assist it in communicating with stockholders in connection with the proxy solicitation and to assist in its efforts to obtain proxies. If you have any questions about how to complete or submit your WHITE proxy card or any other questions, MacKenzie Partners will be pleased to assist you.

          THIS SOLICITATION IS BEING MADE BY OLIVER PRESS AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF PHOENIX. OLIVER PRESS IS NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING. SHOULD OTHER MATTERS, WHICH OLIVER PRESS IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED WHITE PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

          OLIVER PRESS URGES YOU TO SIGN, DATE AND RETURN THE WHITE PROXY CARD IN FAVOR OF THE ELECTION OF ITS NOMINEES.

          IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY PHOENIX’S MANAGEMENT TO THE COMPANY, YOU MAY REVOKE THAT PROXY AND VOTE FOR THE ELECTION OF OLIVER PRESS’ NOMINEES BY SIGNING, DATING AND RETURNING THE ENCLOSED WHITE PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING TO OLIVER PRESS, C/O MACKENZIE PARTNERS, INC. WHICH IS ASSISTING IN THIS SOLICITATION, OR TO THE SECRETARY OF THE COMPANY, OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

IMPORTANT

          Your vote is important, no matter how many or how few shares you own. We urge you to sign, date, and return the enclosed WHITE proxy card today to vote FOR the election of our Nominees.

☐☐☐

If your shares are registered in your own name, please sign and date the enclosed WHITE proxy card and return it to Oliver Press, c/o MacKenzie Partners, Inc., in the enclosed envelope today or by the Internet.

☐☐☐

If your shares are held in a brokerage account or bank, you are considered the beneficial owner of the shares, and these proxy materials, together with a WHITE voting form, are being forwarded to you by your broker or bank. As a beneficial owner, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your shares on your behalf without your instructions.

☐☐☐

Depending upon your broker or custodian, you may be able to provide voting instructions either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to provide voting instructions electronically. You may also provide voting instructions by signing, dating and returning the enclosed voting form.

          Since only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the Company. Even if you return the management proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to Oliver Press. Remember, you can vote for our three independent Nominees only on our WHITE proxy card. So please make certain that the latest dated proxy card you return is the WHITE proxy card.

                    If you have any questions concerning this Preliminary Proxy Statement or need assistance in voting, please call:

If you have any questions, require assistance in voting your WHITE proxy card,

or need additional copies of Oliver Press’ proxy materials, please call

MacKenzie Partners, Inc. at the phone numbers listed below.

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
phoenixproxy@mackenziepartners.com

or

CALL TOLL FREE (800) 322-2885

BACKGROUND TO OUR SOLICITATION

          Oliver Press is currently the beneficial owner of 5,688,206 shares of Common Stock, representing just under 5% of the issued and outstanding voting securities of Phoenix.

          On January 25, 2008, Oliver Press delivered a letter to Dona Young, Phoenix’s chief executive officer, in which Oliver Press expressed its concern with the direction in which the Company is headed. Also on January 25, 2008, Oliver Press delivered a letter to Phoenix nominating Augustus K. Oliver, John Clinton and Carl Santillo for election to the Phoenix Board at the Annual Meeting.

          On February 11, 2008, Augustus K. Oliver and Clifford Press of Oliver Press met with Dona Young and Peter Hoffman, the Company’s Chief Financial Officer, to discuss Oliver Press’ views and its belief that change in board composition was needed.

          On February 21, 2008, at the request of Sal H. Alfiero and Peter C. Browning, two members of the Company’s Board, Augustus K. Oliver and Clifford Press of Oliver Press met with Messrs. Alfiero and Browning. At that meeting, Oliver Press exchanged views about the Company and its strategic options with Messrs. Alfiero and Browning.

          On February 25, 2008, Oliver Press was advised by the Company that the Board had rejected its Nominees and instead was re-nominating existing Board members for re-election.

REASONS FOR OUR SOLICITATION

          We are seeking to elect the Nominees because we believe new oversight is required to address the following concerns at the Company:


•	Since Phoenix converted from a mutual company to a stock company in 2001, the company’s stock is trading approximately 38% lower today than its public offering price nearly seven years ago.

•

Over that same time period, the Company’s principal life insurance subsidiary has undergone no fewer than six ratings downgrades among the leading ratings agencies, compromising the security of the Company’s existing policyholders, and increasing the Company’s interest costs, decreasing earnings, and reducing the ability to finance future growth on a profitable basis. In addition, after the most recent downgrade by S&P, the rating on the Company’s senior unsecured debt is now BBB-.

•

While both the stock price and the insurance and debt ratings have declined, the Board has endorsed management compensation with so many features that it requires 43 pages to describe in the Company’s proxy statement this year including, among many other provisions, an unfunded special pension account for current and retired “Senior Management and select employees” that has grown to over $141 million. These plans and others have provided Dona Young with a current accumulated $12.8 million of pension benefits, $9.1 million of deferred compensation and additional Board approved arrangements providing a further $27.0 million of severance, other compensation, benefits and perquisites in the event she were terminated by the Company after a change-in-control, she were to choose to leave the Company for “good reason” after a change-in-control (as defined in her change-in-control agreement)[1] or she were to choose to leave

1A description of Dona Young’s change-in-control agreement is contained in Phoenix’s proxy statement.


the Company voluntarily within 30 days after the first anniversary of a change-in-control, for a combined compensation change-in-control package of $49 million[2].

          We believe our candidates collectively will infuse the Board with a combination of insurance industry expertise and share ownership that will cause the Board to focus more rigorously on the best interests of stockholders and policyholders. Among the matters we and our candidates believe should be addressed right away are:

•

A complete strategic review of all the Company’s businesses with the objective of deploying capital in the most efficient and productive manner possible. The most significant issue that needs to be addressed is monetizing the low yielding capital underlying the Company’s interest in the “closed block” of insurance that is its legacy as a former mutual company. We believe there are several possible transactions that would serve the dual purpose of raising the claims-paying (“financial strength”) rating for these policies and produce higher returns for stockholders. Phoenix management first announced in 2002 that they were planning to monetize the “closed block”, but more than five years later, nothing has happened. At this stage, we believe it is critical to have independent directors to ensure that any transaction done involving the “closed block” is truly in the best interests of policyholders and stockholders.

•

We believe the Company should also take aggressive steps to deal with its cost structure which appears to us to be out of step with comparable companies and puts Phoenix at a competitive disadvantage. For 2006, based on publicly available information, the Company’s expenses as a percentage of revenues were 9.1%, while the median among seven life insurance companies, which we believe are peers[3], was 5.0%.

•

In our view, the twin efforts to restructure the balance sheet and to improve operating efficiency should enhance the Company’s ability to conduct its business more profitably and to expand its basic insurance business. Standard & Poor’s, Moody’s and Fitch all referred to the Company’s sub-standard earnings in their reports discussing the Company’s claims-paying ability.[4]


•

At the same time, we believe the Board needs to implement more rigorous oversight of compensation practices so that executive compensation is based on performance and aligned with stockholders’ interests. By combining the roles of Chairman, Chief Executive Officer and President all in one person, we believe the Board has diminished its ability to exercise an independent fiduciary oversight on behalf of stockholders.

          We have met with Company management as well as certain directors, but they have not agreed to take any steps to address the issues described above. In fact, shortly after we met with Peter Browning and Sal Alfiero, respectively the current and former Lead Directors, and both of whom serve on the Compensation Committee of the Board, the Company announced that Dona Young’s total compensation package had been increased to $4.9 million for 2007, a year in which the Company’s stock price lost 25.3% of its value and the Company produced a 5.6% ROE.

          We strongly believe that the best course now for all stockholders is to elect the three independent directors that we have nominated in order to create an independent voice in the Boardroom that is an advocate of policyholder and stockholder interests.


2 Includes Pension, Supplemental Pension, Excess Investment Plan, Deferred Restricted Stock Units, Deferred Dividends, Base Severance, Incentive Severance, 2007 Annual Incentive, 2005-2007 LTIP, 2006-2008 LTIP, 2007-2009 LTIP, Unvested Performance-Contingent RSU’s, Unvested Service-Based RSU’s, Unvested Stock Options, Incremental Non-Qualified Company Match, Non-Qualified Pension Lump Sum, and 280G Tax Gross-Up (for excise taxes on Excess Parachute Payments).

3 Manulife Financial, Prudential Financial, Nationwide Financial, Lincoln Financial, Hartford Life, MetLife and Ameriprise Financial

4 Please see reports of: Standard & Poor’s dated March 15, 2007 and August 29, 2003; Moody’s Investors Service dated November 14, 2006; and Fitch Ratings dated April 1, 2005.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

          The Phoenix board of directors is currently composed of five directors whose terms expire at the Annual Meeting, all of whom were re-nominated by the Board for re-election by the stockholders at the Annual Meeting. For the reasons stated above, we are seeking your support at the Annual Meeting to elect our Nominees in opposition to Phoenix’s director nominees. Under Phoenix’s Amended and Restated Certificate of Incorporation, the directors elected at the Annual Meeting will serve in such capacity until the 2011 Annual Meeting of Stockholders and until their successors have been duly elected and qualified, or until their earlier death, resignation or removal. Unless otherwise stated, each Nominee has sole voting power and sole investment power with respect to the shares of Common Stock beneficially owned by such Nominee and each Nominee is the beneficial owner of all shares held of record by such Nominee.

Biographical Information

Name and Address	Age	Director Since

Augustus K. Oliver	58	N/A
152 West 57th Street, 46th Floor
New York, New York 10019

John Clinton	54	N/A
15 Brocklesby
Avon, Connecticut 06011

Carl Santillo	58	N/A
1225 Roundhouse Lane
Alexandria, Virginia 22314

          The principal occupations and employment of each such person during the past five years is set forth below. In each instance in which dates are not provided in connection with a Nominee’s business experience, such Nominee has held the position indicated for at least the past five years.

          Augustus K. Oliver - Gus is a graduate of Yale University and American University Law School. He began his career as a lawyer with Skadden, Arps, Slate, Meagher & Flom, becoming a partner in 1983. In 1984, he became a partner of the investment firm Gollust, Tierney and Oliver and its principal investment partnership, Coniston Partners, which engaged in the same investment strategy as Oliver Press. In 1999, he became a partner of WaterView Advisors, the investment manager for two companion private equity investment partnerships. In 2005, he formed Oliver Press with Clifford Press. Gus is currently a director of Scholastic Corp. and Comverse Technology, Inc. He is also a director of Lincoln Center Theater and lives in New York City.

          John Clinton - John started his career at KPMG and then worked at Dillon Read from 1981 to 1987. He has been the Managing Partner of CCP Equity Partners since 1991. Throughout his career John has been active with numerous public and private specialty insurance companies. Since 2007, John has worked as a principal of Farmington Capital Partners, Hartford, Connecticut, a merchant banking and financial advisory firm that works with insurance and financial services enterprises. He is a Certified Public Accountant and a Chartered Property and Casualty Underwriter, and earned his BA in Economics from Amherst College and holds an MBA from New York University’s Stern School of Business. John serves on the board of the YMCA of Metropolitan Hartford and the Pastoral Counseling Center of West Hartford. John lives near Hartford in Avon, CT.

          Carl Santillo - Carl had a successful 30 year career as an insurance industry executive, in a series of management roles of increasing responsibility culminating as the Chairman, Chief Executive Officer and President of American General Life and Accident a principal operating subsidiary of American General Corporation. American General was sold to American International Group (“AIG”) in 2001 for $23 billion. Carl stayed on as an

Executive Vice President of AIG until 2002, but since that time he has been principally engaged in charitable activities. From 2003 to 2006 he was Chairman of the Board of Goodwill of Greater Washington, and is now active in Habitat for Humanity. Carl lives in Alexandria, VA.

Share Ownership

Name of Beneficial Owner	Class of Capital Stock	Shares of Common Stock Beneficially Owned	Percent of Outstanding Common Stock

Augustus K. Oliver	Common Stock	5,688,206(1)	4.98%

John Clinton	Common Stock	10,000	*

Carl Santillo	Common Stock	10,000	*

          * Less than 1%

          (1) This number represents 76,860 shares of Common Stock held by Davenport Partners, L.P. (“Daveport”), 4,908,375 shares of Common Stock held by JE Partners, L.P. (“JE”) and 702,971 shares of Common Stock held by Oliver Press Master Fund, L.P. (“OPM”). Oliver Press, as the investment adviser to Davenport, JE and OPM has the power to vote and to dispose of all of the shares that they hold. Oliver Press Investors, LLC, as the general partner of Davenport, JE and OPM, and Augustus K. Oliver and Clifford Press, as the Managing Members of Oliver Press and Oliver Press Investors, share the power to vote and to dispose of all of such shares.

          Each of Oliver Press’ nominees has consented to be named in this Preliminary Proxy Statement and to serve as a director of Phoenix, if elected. If at the time of the Annual Meeting any nominee is unable or unwilling to serve as a director, the discretionary authority provided in the proxy will be exercised to vote for a substitute designated by Oliver Press. Oliver Press has no reason to believe that any of the Nominees will be unable or unwilling to serve as a director, if elected.

          Other than as described in this Preliminary Proxy Statement or in Appendix A hereto, none of Oliver Press’ three Nominees for director named in this Preliminary Proxy Statement nor Oliver Press nor any other participants in this solicitation nor any other person who may solicit proxies on their behalf:

(i) has purchased or sold any class of securities of Phoenix within the past two years;

(ii) has borrowed funds for the purpose of acquiring or holding any shares of Common Stock purchased by such person within the past two years;

(iii) is now or within the past year has been a party to any contract, arrangement or understanding with any person with respect to any securities of Phoenix;

(iv) had or will have a direct or indirect material interest in any transaction, or series of similar transactions, since the beginning of Phoenix’s last fiscal year, or any currently proposed transaction, or series of similar transactions, to which Phoenix or any of its subsidiaries was or is to be a party and in which the amount involved exceeds $120,000; or

(v) has any arrangement or understanding with any person with respect to any future employment with Phoenix or its affiliates or any future transactions to which Phoenix or any of its affiliates will or may be a party.

          There are no present plans, understandings or arrangements whereby Oliver Press, any of its members, or any of its nominees for election as directors will acquire any of Phoenix’s operations or assets.

          The persons named as proxies in the accompanying WHITE proxy card of Oliver Press intend to vote “FOR” Oliver Press’ nominees unless specifically instructed to the contrary by the person executing the proxy card. The votes cast at the Annual Meeting may result in the election to the Phoenix Board of some of the persons on whose behalf Oliver Press is soliciting proxies and some of Phoenix’s nominees.

          If some of the persons supported by Oliver Press and some of Phoenix’s nominees are elected, those persons who are nominees of Oliver Press intend to serve their terms as directors. Oliver Press is unable to predict whether any nominees of Phoenix will agree to serve on a board of directors comprised in part of Oliver Press’ nominees. In the event that vacancies on the board of directors are created by the refusal of any of these persons to serve with Oliver Press’ nominees, we would anticipate that our Nominees would propose to the Board that it take all actions necessary to fill those vacancies, subject to the requirements of Delaware law and Phoenix’s by-laws. Oliver Press does not have any plans to attempt to fill any vacancies with persons nominated by it. Since the Nominees, if elected, would not control the Board, Oliver Press cannot predict whether any or all of any vacancies would be filled or whether a vote would be submitted by the Board to stockholders in respect of the election of directors to fill any vacancies.

          The persons receiving the greatest number of votes for the number of directors to be elected will be elected the directors of Phoenix.

          You are urged to vote FOR the election of the persons named above as directors of Phoenix by completing, signing, dating and mailing promptly the enclosed WHITE proxy card in the postage-paid envelope provided.

PROPOSAL NO. 2

COMPANY PROPOSAL TO RATIFY APPOINTMENT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

          As discussed in further detail in the Company’s proxy statement, the Company’s Audit Committee engaged PricewaterhouseCoopers LLP, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2008. The Company is asking stockholders to ratify the appointment of PricewaterhouseCoopers LLP as independent auditors for the Company’s fiscal year ending December 31, 2008.

          We do not object to the ratification of the appointment of PricewaterhouseCoopers LLP as the Company’s independent auditors for the Company’s fiscal year ending December 31, 2008.

          While this proposal also appears on the proxy card you may have received from the Company, you cannot vote for Oliver Press’ nominees on that proxy card and thus we request that you use the WHITE proxy card to vote on this matter. If you return the WHITE proxy card and no marking is made, you will be deemed to have given a direction to vote all the shares represented by the WHITE proxy card for this proposal.

VOTING AND PROXY PROCEDURES

          Only stockholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting. Each share is entitled to one vote. Stockholders who sell shares before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares. Stockholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such Shares after the Record Date. Based on publicly available information, Oliver Press believes that the only outstanding class of securities of Phoenix entitled to vote at the Annual Meeting are the shares of Common Stock.

          Shares represented by properly executed WHITE proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the Nominees to the Phoenix Board, FOR the candidates who have been nominated by the Company other than Sal H. Alfiero, John E. Haire and Thomas S. Johnson, FOR the ratification of the appointment of PricewaterhouseCoopers LLP as independent auditors for the Company’s fiscal year ending December 31, 2008 and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting.

          According to Phoenix’s proxy statement for the Annual Meeting, the Phoenix Board intends to nominate five candidates for election as directors at the Annual Meeting. Oliver Press is soliciting proxies to elect not only the Nominees, but also the candidates who have been nominated by the Company other than Sal H. Alfiero, John E. Haire and Thomas S. Johnson. Under applicable proxy rules we are required either to solicit proxies only for our Nominees, which could result in limiting the ability of stockholders to exercise fully their voting rights with respect to Phoenix’s nominees, or to solicit for our Nominees and for fewer than all of the Company’s nominees, which enables a stockholder who desires to vote for our Nominees to also vote for those of the Company’s nominees for whom we are soliciting proxies. The names, backgrounds and qualifications of the Company’s nominees, and other information about them, can be found in the Company’s proxy statement. There is no assurance that any of the Company’s nominees will serve as directors if our Nominees are elected.

QUORUM

          In order to conduct any business at the Annual Meeting, a quorum must be present in person or represented by valid proxies. A quorum consists of one third of the shares entitled to vote at the meeting. All shares that are voted “FOR”, “AGAINST” or “ABSTAIN” (or “WITHHOLD” in the case of election of directors) on any matter will count for purposes of establishing a quorum and will be treated as shares entitled to vote at the Annual Meeting (the “Votes Present”).

VOTES REQUIRED FOR APPROVAL

          Election of Directors. A plurality of the total votes cast by holders of the shares for the Nominees is required for the election of directors, and the five nominees who receive the most votes will be elected (assuming a quorum is present). A vote to “WITHHOLD” for any nominee for director will be counted for purposes of determining the Votes Present, but will have no other effect on the outcome of the vote on the election of directors. Stockholders do not have the right to cumulate their votes in the election of directors.

          Ratification of Appointment of PricewaterhouseCoopers LLP. The affirmative vote of the holders of a majority of the shares present in person or represented by proxy at the Annual Meeting is required to approve the ratification of the appointment of PricewaterhouseCoopers LLP.

ABSTENTIONS

          Abstentions will count as Votes Present for the purpose of determining whether a quorum is present. Abstentions will not be counted as votes cast in the election of directors. Abstentions will have the effect of a vote against the proposal to ratify the appointment of PricewaterhouseCoopers LLP.

DISCRETIONARY VOTING

          Shares held in “street name” and held of record by banks, brokers or nominees may not be voted by such banks, brokers or nominees unless the beneficial owners of such shares provide them with instructions on how to vote.

REVOCATION OF PROXIES

          Stockholders of Phoenix may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation. The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy. The revocation may be delivered either to Oliver Press in care of MacKenzie Partners, Inc. at the address set forth on the back cover of this Proxy Statement or to the Corporate Secretary of Phoenix at the address provided by Phoenix in Phoenix’s Proxy Statement. Although a revocation is effective if delivered to Phoenix, Oliver Press requests that either the original or photostatic copies of all revocations be mailed to Oliver Press in care of MacKenzie Partners, Inc. at the address set forth on the back cover of this Proxy Statement so that Oliver Press will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding shares. Additionally, MacKenzie Partners, Inc. may use this information to contact stockholders who have revoked their proxies in order to solicit later dated proxies for the election of the Nominees.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE NOMINEES TO THE PHOENIX BOARD OR FOR THE RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED WHITE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

SOLICITATION OF PROXIES

          The solicitation of proxies pursuant to this Proxy Statement is being made by Oliver Press. Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.

          The expenses of preparing, printing and distributing this Preliminary Proxy Statement and the accompanying form of proxy and the cost of soliciting proxies will be borne by Oliver Press. Such expenses are estimated to be approximately $4,500,000, of which $350,000 have been incurred to date. If it is successful, Oliver Press intends to seek reimbursement from Phoenix, to the extent permitted by law, for expenses incurred in connection with its proxy solicitation, without the vote of the holders of the Common Stock.

          Copies of soliciting materials will be furnished to banks, brokerage houses and other custodians, nominees and fiduciaries for forwarding to the beneficial owners of shares of Common Stock for whom they hold shares, and Oliver Press will reimburse them for their reasonable out-of-pocket expenses in connection therewith.

          Oliver Press has also retained MacKenzie Partners, Inc. to assist it in the solicitation of proxies. MacKenzie Partners will solicit proxies on behalf of Oliver Press from individuals, brokers, bank nominees and other institutional holders in the same manner described above. MacKenzie Partners will receive a fee not in excess of $350,000 for its services to Oliver Press for the solicitation of the proxies. Oliver Press has also agreed to indemnify MacKenzie Partners against certain claims. Approximately 85 persons will be employed by MacKenzie Partners to solicit stockholders.

PARTICIPANTS IN THE SOLICITATION

          Under applicable regulations of the Securities and Exchange Commission, Oliver Press and each of Oliver Press’ nominees is deemed to be a “participant” in Oliver Press’ solicitation of proxies. In addition, Oliver Press, the investment adviser to each of Davenport, JE and OPM and Oliver Press Investors, LLC, the general partner of each of Davenport, JE and OPM, and Clifford Press, a managing member of Oliver Press and Oliver Press Investors, is deemed to be a participant. As a result of the relationship of Oliver Press and Oliver Press Investors to each of

Davenport, JE and OPM and Messrs. Oliver’s and Press’ status as the Managing Members of Oliver Press, each of Oliver Press, Oliver Press Investors, Mr. Oliver and Mr. Press share the power to vote and dispose of the shares of Common Stock held by Davenport, JE and OPM and is deemed to beneficially own such shares. In connection with the participants, Oliver Press furnishes the following information: Davenport is a Delaware limited partnership, JE is a Bermuda limited partnership, OPM is a Cayman limited partnership and each of Oliver Press and Oliver Press Investors is a Delaware limited liability company, and all such entities have a business address at 152 West 57th Street, New York, New York 10019. The name, business address and principal occupation of each of Oliver Press’ nominees for director is listed under the section entitled “Proposal 1: Election of Directors—Biographical Information”. Information about the present ownership by Oliver Press and its Nominees or any of their respective “associates” of Phoenix Common Stock is set forth under the section entitled “Election of Directors—Share Ownership”. Information about transactions by Oliver Press and its Nominees in Phoenix’s Common Stock during the past two years can be found in Appendix A to this Preliminary Proxy Statement. Except as otherwise set forth in this Preliminary Proxy Statement or in Appendix A hereto, none of Oliver Press or its Nominees or any of their respective “associates” has any arrangement or understanding with any person with respect to future employment or future transactions with Phoenix.

          There are no arrangements between Oliver Press or any of its Nominees and any other person, pursuant to which any person is to be selected as such. There is no family relationship between persons nominated to become directors.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

          To the knowledge of Oliver Press, there was no participant, as described in this Preliminary Proxy Statement, who, at any time during the fiscal year ended December 31, 2007, failed to file on a timely basis the reports required by Section 16(a) of the Securities Exchange Act of 1934, as amended, with respect to beneficial ownership of the Company’s securities during the most recent fiscal year.

ABSENCE OF APPRAISAL RIGHTS

          Under Delaware law, you do not have appraisal rights in connection with our solicitation of proxies.

OTHER MATTERS AND ADDITIONAL INFORMATION

          Other Matters

          Other than those discussed above, Oliver Press is unaware of any other matters to be considered at the Annual Meeting. However, should other matters, which Oliver Press is not aware of a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed WHITE proxy card will vote on such matters in their discretion.

          Incorporation by Reference

          Oliver Press has omitted from this Preliminary Proxy Statement certain disclosure required by applicable law that is expected to be included in the Company’s proxy statement relating to the Annual Meeting. This disclosure is expected to include, among other things, current biographical information on Phoenix’s current directors and executive officers, certain information regarding the securities of Phoenix held by Phoenix’s directors, nominees, management and 5% stockholders, information concerning executive compensation, an analysis of cumulative total returns on an investment in Phoenix’s shares during the past five years, information on audit services and fees of PricewaterhouseCoopers LLP and procedures for nominating directors for election to the Phoenix Board and submitting proposals for inclusion in Phoenix’s proxy statement at the next annual meeting and other important information. Stockholders should refer to the Phoenix proxy statement in order to review this disclosure. Please note that because Oliver Press was not involved in the preparation of the Company’s proxy statement, we cannot reasonably confirm the accuracy or completeness of certain information contained in the Company’s proxy statement.

          Although we do not have any knowledge indicating that any statement made by Oliver Press herein is untrue, we do not take any responsibility for the accuracy or completeness of statements taken from public documents and records that were not prepared by or on our behalf, or for any failure by Phoenix to disclose events that may affect the significance or accuracy of such information.

          The information concerning Phoenix contained in this Preliminary Proxy Statement has been taken from, or is based upon, publicly available information.

IMPORTANT

          1. Be sure to vote on the WHITE proxy card. We urge you not to sign any proxy card, which is sent to you by Phoenix.

          2. If any of your shares are held in the name of a bank, broker or other nominee, please contact the person responsible for your account and direct him or her to vote on the WHITE proxy “FOR” Oliver Press’ nominees.

If you have any questions, require assistance in voting your WHITE proxy card, or need additional copies of Oliver Press’ proxy materials, please call
MacKenzie Partners, Inc. at the phone numbers listed below.

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
phoenixproxy@mackenziepartners.com

or

CALL TOLL FREE (800) 322-2885

PLEASE COMPLETE, SIGN, DATE AND MAIL OLIVER PRESS’ ENCLOSED WHITE PROXY CARD PROMPTLY IN THE ENCLOSED ENVELOPE. NO POSTAGE IS REQUIRED IF MAILED WITHIN THE UNITED STATES. BY COMPLETING, SIGNING, DATING AND RETURNING OLIVER PRESS’ ENCLOSED WHITE PROXY CARD, ANY PROXY PREVIOUSLY GIVEN BY YOU WILL BE AUTOMATICALLY REVOKED. ONLY THE LATEST DATED PROXY WILL COUNT AT THE ANNUAL MEETING.

March [__], 2008

OLIVER PRESS PARTNERS, LLC
152 WEST 57th STREET
NEW YORK, NEW YORK 10019

APPENDIX A

TWO YEAR TRANSACTION HISTORY OF EACH PARTICIPANT

Davenport Partners, L.P.

Class of Security	Quantity	Amount of Transaction ($)	Date of Transaction

Common Stock	36,000	487,742.40	30-Jul-07
Common Stock	16,000	221,918.40	31-Jul-07
Common Stock	20,000	234,850.00	9-Aug-07
Common Stock	(2,100)	(30,165.24)	1-Oct-07
Common Stock	500	6,567.05	29-Oct-07
Common Stock	6,460	84,361.79	30-Oct-07
Total	76,860	$1,005,274.40

JE Partners, L.P.

Class of Security	Quantity	Amount of Transaction ($)	Date of Transaction

Common Stock	164,000	2,221,937.60	30-Jul-07
Common Stock	184,000	2,552,061.60	31-Jul-07
Common Stock	380,000	4,462,150.00	9-Aug-07
Common Stock	(21,500)	(308,834.60)	1-Oct-07
Common Stock	6,600	86,685.06	29-Oct-07
Common Stock	72,500	946,784.75	30-Oct-07
Common Stock	171,000	2,229,429.60	1-Nov-07
Common Stock	21,375	266,824.26	2-Nov-07
Common Stock	42,750	532,370.03	5-Nov-07
Common Stock	22,650	283,054.79	6-Nov-07
Common Stock	42,800	528,139.16	7-Nov-07
Common Stock	20,000	243,764.00	8-Nov-07
Common Stock	42,100	511,540.26	9-Nov-07
Common Stock	43,900	559,035.77	12-Nov-07
Common Stock	21,900	279,119.88	13-Nov-07
Common Stock	10,000	126,326.00	13-Nov-07
Common Stock	43,900	562,385.34	14-Nov-07
Common Stock	51,600	639,148.56	15-Nov-07
Common Stock	189,900	2,338,580.52	16-Nov-07
Common Stock	175,400	2,111,710.76	19-Nov-07
Common Stock	175,400	2,091,399.44	20-Nov-07
Common Stock	35,100	420,599.79	21-Nov-07
Common Stock	87,700	1,039,990.45	26-Nov-07
Common Stock	131,600	1,539,654.20	27-Nov-07
Common Stock	43,900	530,434.92	28-Nov-07
Common Stock	87,700	1,049,769.00	29-Nov-07

Common Stock	87,700	1,060,968.29	30-Nov-07
Common Stock	87,700	1,049,172.64	3-Dec-07
Common Stock	87,700	1,023,406.38	4-Dec-07
Common Stock	87,700	1,050,268.89	5-Dec-07
Common Stock	77,200	949,938.28	6-Dec-07
Common Stock	43,900	539,899.76	7-Dec-07
Common Stock	61,200	745,385.40	10-Dec-07
Common Stock	72,000	870,494.40	11-Dec-07
Common Stock	72,000	881,532.00	12-Dec-07
Common Stock	263,000	3,166,520.00	13-Dec-07
Common Stock	72,000	858,045.60	14-Dec-07
Common Stock	72,000	854,438.40	17-Dec-07
Common Stock	38,000	452,211.40	18-Dec-07
Common Stock	36,700	442,921.29	19-Dec-07
Common Stock	72,000	876,254.40	20-Dec-07
Common Stock	72,000	884,757.60	27-Dec-07
Common Stock	72,000	856,915.20	31-Dec-07
Common Stock	93,000	1,081,097.10	2-Jan-08
Common Stock	93,000	1,073,898.90	3-Jan-07
Common Stock	93,000	1,056,331.20	4-Jan-07
Common Stock	93,000	1,068,374.70	7-Jan-08
Common Stock	93,000	1,054,313.10	8-Jan-08
Common Stock	93,000	1,060,441.80	8-Jan-08
Common Stock	84,600	946,386.36	9-Jan-08
Common Stock	56,400	640,850.64	10-Jan-08
Common Stock	96,900	1,101,200.67	11-Jan-08
Common Stock	55,700	635,258.50	14-Jan-08
Common Stock	94,000	1,068,253.60	15-Jan-08
Common Stock	2,900	32,944.00	16-Jan-08
Common Stock	94,000	1,040,608.20	17-Jan-08
Common Stock	56,800	565,762.08	23-Jan-08
Common Stock	94,000	981,228.40	24-Jan-08
Common Stock	94,000	985,571.20	25-Jan-08
Total	4,908,375	$58,799,711.51

Oliver Press Master Fund, L.P.

Class of Security	Quantity	Amount of Transaction ($)	Date of Transaction

Common Stock	29,000	378,090.40	1-Nov-07
Common Stock	3,625	45,251.24	2-Nov-07
Common Stock	7,250	90,284.98	5-Nov-07
Common Stock	3,850	48,113.07	6-Nov-07
Common Stock	7,200	88,845.84	7-Nov-07
Common Stock	3,000	36,564.60	8-Nov-07
Common Stock	5,900	71,900.94	9-Nov-07

Common Stock	6,100	77,679.23	12-Nov-07
Common Stock	3,100	39,510.12	13-Nov-07
Common Stock	1,400	17,685.64	13-Nov-07
Common Stock	6,100	78,144.66	14-Nov-07
Common Stock	7,275	90,112.52	15-Nov-07
Common Stock	26,619	327,807.66	16-Nov-07
Common Stock	24,600	296,169.24	19-Nov-07
Common Stock	24,600	293,320.56	20-Nov-07
Common Stock	4,900	58,716.21	21-Nov-07
Common Stock	12,300	145,859.55	26-Nov-07
Common Stock	18,400	215,270.80	27-Nov-07
Common Stock	6,100	73,705.08	28-Nov-07
Common Stock	12,300	147,231.00	29-Nov-07
Common Stock	12,300	148,801.71	30-Nov-07
Common Stock	12,300	147,147.36	3-Dec-07
Common Stock	12,300	143,533.62	4-Dec-07
Common Stock	12,300	147,301.11	5-Dec-07
Common Stock	10,800	132,892.92	6-Dec-07
Common Stock	6,100	75,020.24	7-Dec-07
Common Stock	8,600	104,743.70	10-Dec-07
Common Stock	28,000	338,525.60	11-Dec-07
Common Stock	28,000	342,818.00	12-Dec-07
Common Stock	102,300	1,231,692.00	13-Dec-07
Common Stock	28,000	333,684.40	14-Dec-07
Common Stock	28,000	332,281.60	17-Dec-07
Common Stock	14,752	175,553.23	18-Dec-07
Common Stock	14,300	172,582.41	19-Dec-07
Common Stock	28,000	340,765.60	20-Dec-07
Common Stock	28,000	344,072.40	27-Dec-07
Common Stock	28,000	333,244.80	31-Dec-07
Common Stock	7,000	81,372.90	2-Jan-08
Common Stock	7,000	80,831.10	3-Jan-08
Common Stock	7,000	79,508.80	4-Jan-08
Common Stock	7,000	80,415.30	7-Jan-08
Common Stock	7,000	79,356.90	8-Jan-08
Common Stock	7,000	79,818.20	8-Jan-08
Common Stock	5,400	60,407.64	9-Jan-08
Common Stock	3,600	40,905.36	10-Jan-08
Common Stock	6,200	70,458.66	11-Jan-08
Common Stock	2,300	26,231.50	14-Jan-08
Common Stock	6,000	68,186.40	15-Jan-08
Common Stock	200	2,272.00	16-Jan-08
Common Stock	6,000	66,421.80	17-Jan-08
Common Stock	3,600	35,858.16	23-Jan-08
Common Stock	6,000	62,631.60	24-Jan-08
Common Stock	6,000	62,908.80	25-Jan-08
Total	702,971	$8,442,509.14

John Clinton

Class of Security	Quantity	Amount of Transaction ($)	Date of Transaction

Common Stock	10,000	$99,000	23-Jan-08

Carl Santillo

Class of Security	Quantity	Amount of Transaction ($)	Date of Transaction

Common Stock	10,000	$106,000	24-Jan-08

PRELIMINARY COPY - SUBJECT TO COMPLETION

WHITE PROXY CARD

THE PHOENIX COMPANIES, INC.

2008 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF OLIVER PRESS PARTNERS, LLC

P R O X Y

          The undersigned acknowledges receipt of Oliver Press Partners, LLC’s and its affiliated entities (collectively “Oliver Press”) proxy materials and hereby appoints Augustus K. Oliver and Clifford Press, and each of them, attorneys and agents with full power of substitution to vote all shares of Common Stock of The Phoenix Companies, Inc. (the “Company”) which the undersigned would be entitled to vote if personally present at the Annual Meeting of Stockholders of the Company scheduled to be held on Friday, May 2, 2008, at 10:00 A.M. (local time), at the Company’s offices located at One American Row, Hartford, Connecticut 06102, and including at any adjournments or postponements thereof and at any meeting called in lieu thereof (the “Annual Meeting”).

          The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of Common Stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse side and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting.

UNLESS OTHERWISE SPECIFIED IN THE SQUARES OR SPACES PROVIDED IN THIS PROXY, THIS PROXY WILL BE VOTED FOR EACH OF OLIVER PRESS’ NOMINEES FOR DIRECTOR, AS WELL AS THE ELECTION OF TWO OF THE COMPANY’S NOMINEES AS DESCRIBED ON THE REVERSE SIDE, AND FOR THE RATIFICATION OF PRICEWATERHOUSECOOPERS LLP AS THE COMPANY’S INDEPENDENT AUDITORS.

This Proxy will be valid until the sooner of one year from the date indicated on the reverse side and the completion of the Annual Meeting.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

WHITE PROXY CARD

1. ELECTION OF DIRECTORS:

☒ Please mark vote as in this example

(i) APPROVAL OF OLIVER PRESS’ PROPOSAL TO ELECT DIRECTORS:

OLIVER PRESS RECOMMENDS A VOTE “FOR” THE NOMINEES LISTED BELOW IN PROPOSAL NO. 1

	FOR ALL NOMINEES	WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES	FOR ALL EXCEPT NOMINEE(S) WRITTEN BELOW
Augustus K. Oliver	☐	☐	☐

John Clinton

Carl Santillo

OLIVER PRESS INTENDS TO USE THIS PROXY TO VOTE “FOR” MESSRS. OLIVER, CLINTON AND SANTILLO.

NOTE: IF YOU DO NOT WISH FOR YOUR SHARES TO BE VOTED “FOR” A PARTICULAR OLIVER PRESS NOMINEE, MARK THE “FOR ALL NOMINEES EXCEPT” BOX AND WRITE THE NAME(S) OF THE NOMINEE(S) YOU DO NOT SUPPORT ON THE LINE BELOW. YOUR SHARES WILL BE VOTED FOR THE REMAINING OLIVER PRESS NOMINEE(S).

(ii) COMPANY NOMINEES:

OLIVER PRESS INTENDS TO USE THIS PROXY TO VOTE “FOR” THE PERSONS WHO HAVE BEEN NOMINATED BY THE COMPANY TO SERVE AS DIRECTORS, OTHER THAN THE COMPANY NOMINEES LISTED BELOW FOR WHOM OLIVER PRESS IS NOT SEEKING AUTHORITY TO VOTE AND WILL NOT EXERCISE ANY SUCH AUTHORITY. YOU MAY WITHHOLD AUTHORITY TO VOTE FOR ONE OR MORE ADDITIONAL COMPANY NOMINEES, BY WRITING THE NAME OF THE NOMINEE(S) BELOW.

THE NAMES, BACKGROUNDS AND QUALIFICATIONS OF THE CANDIDATES WHO HAVE BEEN NOMINATED BY THE COMPANY, AND OTHER INFORMATION ABOUT THEM, CAN BE FOUND IN THE COMPANY’S PROXY STATEMENT.

THERE IS NO ASSURANCE THAT ANY OF THE CANDIDATES WHO HAVE BEEN NOMINATED BY THE COMPANY WILL SERVE AS DIRECTORS IF OLIVER PRESS’ NOMINEES ARE ELECTED.

THE COMPANY NOMINEES WITH RESPECT TO WHOM OLIVER PRESS IS NOT SEEKING AUTHORITY TO VOTE FOR AND WILL NOT EXERCISE ANY SUCH AUTHORITY ARE SAL H. ALFIERO, JOHN E. HAIRE AND THOMAS S. JOHNSON.

WRITE IN BELOW THE NAMES OF ANY ADDITIONAL COMPANY NOMINEES FOR WHICH AUTHORITY TO VOTE IS WITHHELD:

2. APPROVAL OF THE COMPANY’S PROPOSAL TO RATIFY APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS INDEPENDENT AUDITORS FOR THE COMPANY’S FISCAL YEAR ENDING DECEMBER 31, 2008.

FOR	AGAINST	ABSTAIN
☐	☐	☐

DATED:

(Signature)

(Signature, if held jointly)

(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.